Strategic Turnaround Equity Partners, LP (Cayman)
                      c/o Galloway Capital Management, LLC
                          720 Fifth Avenue, 10th Floor
                               New York, NY 10019

June 14, 2007

Michael Liss, Chairman
FiberNet Telecom Group, Inc.
570 Lexington Avenue
New York, NY 10022

Attention: Board of Directors

Gentlemen:

As you may be aware, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates ("STEP") are significant shareholders of FiberNet Telecom Group, Inc. ("FiberNet" or the "Company"), and we have historically been, and currently are, supporters of FiberNet and its management team.

While we believe that management is currently doing a good job of running the business, and has successfully refocusing the business, we believe that management should direct their attention to growing the business and operations of FiberNet and increasing shareholder value. Our research and internal valuation analysis indicates that FiberNet is trading at a significant discount to some of its larger cap peers. We encourage management to explore strategic alternatives in order to increase shareholder value.

In addition, as significant shareholders, we would like to see increased shareholder communication with regard to the business and strategic direction of FiberNet.

Very truly yours,

STRATEGIC TURNAROUND EQUITY PARTNERS, LP (Cayman)

By: Galloway Capital Management, LLC


 By:
     -------------------------------------
     Name: Bruce Galloway
     Title: Managing Member